Exhibit 99.4

Imperial Tobacco Group PLC (“the Company”)

Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests

Imperial Tobacco Group Long Term Incentive Plan

New Awards

The following directors and PDMRs were conditionally awarded ordinary shares of 10 pence each in the Company under the Imperial Tobacco Group Long Term Incentive Plan (“LTIP”) on 1 November 2006.  The awards will vest, free of charge, during November 2009 in proportion to the extent that the performance criteria are achieved. Vesting takes the form of a grant of an option exercisable, upon payment of the notional exercise price, at any time until the seventh anniversary of its date of grant.

DIRECTOR / PDMR	Conditional Awards Granted 1 November 2006

Gareth Davis	89,929
Robert Dyrbus	42,810
Graham Blashill	21,001
David Cresswell	20,463
Frank Rogerson	20,463
Kathryn Brown	11,510
Alison Cooper	13,731
Matthew Phillips	7,471

Under the terms of the LTIP the awards are split into three elements.

First element

50 per cent of the award with a performance criterion based on average growth in basic Earnings Per Share adjusted for certain items based on an agreed protocol, such as significant costs of restructuring (EPS). The adjustments are confirmed by the Auditors after adjusting for inflation over the period of the award. 12.5 per cent of this element (i.e. 6.25 per cent of the total award) vests if average annual EPS growth, after adjusting for UK inflation (Real Annual EPS Growth), equals three per cent and 100 per cent of this element (i.e. 50 per cent of the total award) vests if Real Annual EPS Growth equals or exceeds 10 per cent. Between these two points this element vests on a straight-line basis.

Second element

25 per cent of the award with a performance criterion based on Total Shareholder Return (TSR) relative to the FTSE 100 Index as described below.

The performance criterion for this element is based on a sliding scale depending on TSR achieved over the period of the award. No vesting of this element occurs unless the Company’s TSR ranks it in the top 50 of the companies constituting the FTSE 100 Index. At this performance threshold 30 per cent of this element (i.e. 7.5 per cent of the total award) vests. If the return ranks the Company in the top 25 of the Index, this element (i.e. 25 per cent of the total award) vests in full. Between these thresholds this element vests on a straight-line basis.

Third element

25 per cent of the award with a performance criterion based on TSR relative to a bespoke comparator group as described below.

The performance criterion for this element is also based on a sliding scale depending on TSR achieved over the period of the award. No vesting of this element occurs unless the Company’s TSR exceeds that of the bottom six companies constituting the comparator group comprising 12 tobacco and alcohol companies as detailed below. At this performance threshold, 30 per cent of this element (i.e. 7.5 per cent of the total award) vests. If the return ranks the Company in the top three of the comparator group, this element (i.e. 25 per cent of the total award) vests in full. Between these thresholds this element vests on a straight-line basis.

Altadis S A	Altria Group Inc	British American Tobacco PLC	Carlsberg A/S
Diageo PLC	Gallaher Group PLC	Imperial Tobacco Group PLC	Interbrew SA
Pernod Ricard SA	Reynolds American Inc	SABMiller PLC	Scottish & Newcastle PLC

The Company’s Remuneration Committee may vary, but not increase, the extent to which a conditional award vests to ensure that it only vests, and at an appropriate level, if there has been an improvement in the underlying financial performance of the Company, including the maintenance of long-term return on capital employed.

There is no opportunity to retest if any of the performance criteria are not achieved.

Vesting of Previous Awards

Following achievement of the performance criterion in respect of the Eighth Annual Award made under the Imperial Tobacco Group LTIP, the directors and PDMRs listed below will be granted the following options over the Company’s ordinary shares of 10 pence each on 18 November 2006.

Under the terms of these LTIP awards, vesting is on a sliding scale depending on EPS achieved over the period of the awards.  No vesting occurs unless the Company’s Real Annual EPS Growth equals or exceeds 3 per cent. If Real Annual EPS Growth equals or exceeds 10 per cent, the awards vest in full. Between these thresholds vesting is on a straight-line basis.

In respect of the performance period for the Eighth Annual Award, the Company’s average annual EPS growth, as confirmed by its Auditors, exceeded 10 per cent.  Therefore the conditional award will vest in full on 18 November 2006.

Vesting takes the form of a grant of an option exercisable, upon payment of the notional exercise price, at any time until the seventh anniversary of its date of grant.

DIRECTOR / PDMR	AWARDS VESTING/ OPTIONS GRANTED

Gareth Davis	47,872
Robert Dyrbus	30,464
Graham Blashill	9,912
David Cresswell	21,760
Frank Rogerson	21,760
Kathryn Brown	10,638
Alison Cooper	10,638

T M Williams

Deputy Company Secretary

Enquiries

Alex Parsons	Group Media Relations Manager	Tel: +44 (0)117 933 7241

Copies of our announcements are available on our website:  www.imperial-tobacco.com